Exhibit 99.2

Report of Independent Accountants

To the Board of Directors of VW Credit, Inc. and
The Bank of New York, Indenture Trustee:

Re: The Sale and Servicing Agreement (the “Agreement”) by and among VW Auto Lease Trust 2002-A, as Issuer, VW Auto Lease Unwritten Funding, LLC, as Transferor, and VW Credit, Inc., as Servicer, dated November 14, 2002

We have examined management’s assertion about VW Credit, Inc.’s  (the “Company”) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (“USAP”) as of and for the year ended December 31, 2002 included in the accompanying management assertion (see Exhibit I). As Program Step I., four relating to Escrow Accounts, Program Step III., two, three and four relating to Disbursements Made on Behalf of Investor, Tax, Insurance and Late Payment Penalties, Program Step V., two, three and four relating to Adjustable Rate Mortgages and Program Step VII., one relating to Fidelity Bond and Error and Omissions Policies are not applicable to the servicing obligations, we did not perform the related procedures. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the minimum servicing standards.

In our opinion, management’s assertion that the Company complied with the aforementioned minimum servicing standards, as applicable, as of and for the year ended December 31, 2002 is fairly stated, in all material respects.

/s/ PricewaterhouseCoopers LLP
September 5, 2003

Exhibit I

PricewaterhouseCoopers LLP
One North Wacker
Chicago, Illinois 60606

Re: The Sale and Servicing Agreement (the “Agreement”) by and among VW Auto Lease Trust 2002-A, as Issuer, VW Auto Lease Unwritten Funding, LLC, as Transferor, and VW Credit, Inc., as Servicer, dated November 14, 2002

Ladies and Gentlemen:

As of and for the year ended December 31, 2002, VW Credit, Inc.  (the “Company”) have complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (“USAP”) to the extent such procedures are applicable.

Sincerely,

/s/ Kevin Kelly

Kevin Kelly
President, VW Credit, Inc.

/s/ Frank Witter

Frank Witter,
Chief Financial Officer, VW Credit, Inc.

/s/ Dennis Tack

Dennis Tack
Controller, VW Credit, Inc.